Exhibit 99.1

Royal Bank of Canada Annual General Meeting of Shareholders Update

Meeting to be held virtually on April 7, 2022

TORONTO, April 6, 2022 — Royal Bank of Canada (RY on TSX and NYSE) today announced its annual meeting of common shareholders on April 7, 2022 at 9:30 a.m. (Eastern Time) has been changed to a virtual-only format. This change in format comes as a result of the confirmation of a positive COVID-19 case which has impacted a number of critical annual meeting staff members and participants. This change is being made in accordance with RBC’s COVID-19 protocols, and reflects RBC’s ongoing commitment to prioritizing the health and safety of our employees, clients, shareholders, and communities.

We welcome the participation of shareholders who will be able to engage in the full annual meeting via a live video webcast. For more information and to register for the event, visit our Investor Relations website: https://www.rbc.com/investor-relations/annual-meetings.html.

Royal Bank of Canada is a global financial institution with a purpose-driven, principles-led approach to delivering leading performance. Our success comes from the 88,000+ employees who leverage their imaginations and insights to bring our vision, values and strategy to life so we can help our clients thrive and communities prosper. As Canada’s biggest bank, and one of the largest in the world based on market capitalization, we have a diversified business model with a focus on innovation and providing exceptional experiences to our 17 million clients in Canada, the U.S. and 27 other countries. Learn more at rbc.com.

We are proud to support a broad range of community initiatives through donations, community investments and employee volunteer activities. See how at rbc.com/community-social-impact.

For further information, please contact:

Investors:

invesrel@rbc.com

Media Relations:

Gillian McArdle, Corporate Communications